

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 22, 2016

Via E-mail
Robert A. Fehlman
Chief Financial Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

      Re: **Simmons First National Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 29, 2016
                File No. 000-06253

Dear Mr. Fehlman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Christian N. Windsor

Christian N. Windsor
Special Counsel
Office of Financial Services